ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

December 23, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Attn:  Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 185 to the Trust’s Registration Statement on Form N-1A, filed on October 30, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on December 11, 2014, relating to Post-Effective Amendment No. 185 to the Trust’s Registration Statement on Form N-1A filed on October 30, 2014 regarding the Innealta Capital Global All Asset Opportunity Conservative Fund, formerly the Innealta Risk Based Opportunity Conservative Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

General Comments

Comment #1

Please note that the comments also apply to the other Funds, as applicable.

Response #1

Conforming changes to the Innealta Capital Global All Asset Opportunity Fund (PEA #184) and Innealta Capital Global All Asset Opportunity Growth Fund (PEA #186) will be made and separate response letters will be filed for each PEA in response to your comments.

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Comment #2

Please confirm that all missing information will be included in the 485(b) filing.

Response #2

The Registrant confirms that information missing from the 485(a) filing will be included in the 485(b) filing.

Comment #3

The series and class identifiers for this Fund still reflect the old name, please update to reflect the Fund’s new name.

Response #3

The Registrant has updated the series and class identifiers to reflect the Fund’s new name.

Summary Section - Principal Investment Strategies

Comment #4

In the second paragraph, you state “the Adviser may allocate to a range of individual exposures.”  If this means that the Adviser invests directly in securities rather than indirectly through ETFs, please disclose this in plain English.

Response #4

The Registrant confirms that the Fund invests in exchange-traded funds rather than individual securities directly and has revised the disclosure as follows in response to your comment:

Under this third stage of the investment process, the Adviser may allocate to ETFs representing a range of individual exposures it believes may augment risk-relative returns. These exposures may include fixed income, equity and other asset classes and may be accessed via leveraged, inverse and inverse-leveraged ETFs. This third stage may result in further variance from the base 40/60 split.

Comment #5

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The SAI discloses various investment strategies involving direct investment in derivatives and other securities (see, for example, page B-11).  Please confirm that the Fund will not be directly investing in securities and derivatives warranting disclosure in the principal investment strategies of the prospectus.

Response #5

The Registrant confirms that the Fund will not be directly investing in securities and derivatives but will instead gain exposure to such instruments through ETFs.

Comment #6

The Fund seeks to achieve its investment objective by investing primarily in ETFs.  Item 4 of form N-1A requires a summary of the principal risks of investing in the Fund.  Please confirm that the risks of the underlying ETFs that constitute principal risks of the Fund are disclosed in the Prospectus.

 Response #6

We confirm that the risks of the underlying ETFs that constitute principal risks of the Fund are disclosed in the Prospectus.  Further, we have added the following risks to the Prospectus:

Summary Section

•

Credit (Or Default) Risk. Credit (or Default) risk is the risk that the inability or unwillingness of an issuer or guarantor of a fixed-income security, or a counterparty to a repurchase or other transaction, to meet its payment or other financial obligations will adversely affect the value of the Fund’s investments and its returns. Changes in the credit rating of a debt security held by the Fund could have a similar effect.

•

Prepayment (Or Call) Risk. Prepayment (or call) risk is the risk that prepayment of the underlying mortgage or other collateral of some fixed-income securities may result in a decreased rate of return and a decline in value of those securities.

Statuory Section

Credit (Or Default) Risk. Credit (or Default) risk is the risk that the inability or unwillingness of an issuer or guarantor of a fixed-income security, or a counterparty to a repurchase or other transaction, to meet its payment or other financial obligations will adversely affect the value of the Fund’s investments and its returns. Changes in the credit rating of a debt security held by the Fund could

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have a similar effect. The degree of credit risk depends on the issuer’s financial condition and on the terms of the securities.

Prepayment (Or Call) Risk. Prepayment (or call) risk is the risk that prepayment of the underlying mortgage or other collateral of some fixed-income securities may result in a decreased rate of return and a decline in value of those securities. When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and a underlying fund may have to invest the proceeds in securities with lower yields.

Principal Investment Risks

Comment #7

Please note that this comment also applies to the Statutory Section.  Please present currency risk as a principal risk distinct from foreign risk.  Consolidate foreign risk and foreign securities risk as one risk.

Response #7

The Registrant has revised the disclosure as follows in response to your comment:

Summary Section

•

Foreign Securities Risk. The risk of investments in foreign companies involves certain risks not generally associated with investments in the securities of U.S. companies. To the extent the Fund invests in foreign securities by investing in ETFs that hold foreign securities or by purchasing American Depository Receipts (“ADRs”) directly, the Fund may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and taxation issues. In addition, individual international country economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position.  These risks may be greater in emerging markets and in less developed countries.

•

Foreign Currency Risk.  The exchange-traded products in which the Fund invests may include securities and other instruments that may be denominated or quoted in currencies other than the U.S. dollar. For this reason, changes in foreign currency exchange rates can affect the value of the Fund’s portfolio.

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Statutory Section

Foreign Securities Risk. The risk of investments in foreign companies involves certain risks not generally associated with investments in the securities of U.S. companies. To the extent the Fund invests in foreign securities by investing in ETFs that hold foreign securities or by purchasing American Depository Receipts (“ADRs”) directly, the Fund may be subject to risks not usually associated with owning securities of U.S. issuers. These include risks relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.  Securities that are denominated in foreign currencies are subject to the further risk that the value of the foreign currency will fall in relation to the U.S. dollar and/or will be affected by volatile currency markets or actions of U.S. and foreign governments or central banks.  In addition to developed markets, the Fund’s investments in foreign securities may include investments in securities of companies in emerging markets, which are markets of countries in the initial stages of industrialization and that generally have low per capita income.  In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues. In addition, individual international country economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position.  These risks may be greater in emerging markets and in less developed countries.

Foreign Currency Risk.  The exchange-traded products in which the Fund invests may include securities and other instruments that may be denominated or quoted in currencies other than the U.S. dollar. For this reason, changes in foreign currency exchange rates can affect the value of the Fund’s portfolio. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as “currency risk,” means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

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Portfolio Manager

Comment #8

In this section the Registrant uses “Tactical” as a defined term.  Confirm that Tactical portfolio is a defined and if so, define prior to first use.

Response #8

The Registrant has revised the disclosure in response your comment and removed the term “Tactical.”  Please see the revised disclosure below:

Gerald W. Buetow, Jr., Ph.D., CFA is the founder and Chief Investment Officer of Innealta Capital, and has been managing portfolios for approximately 20 years.

Related Performance of the Adviser

Comment #9

The Fund has changed its investment strategy to a global strategy (see page 2). Please explain why the Innealta Tactical ETF Portfolio Series Risk Based Opportunity Conservative Composite (the “Composite”) that was previously used continues to be an appropriate benchmark for the Fund under its new strategy.

Response #9

While the Fund changed its name to include the term “Global” and has included investment policies consistent with the use of the term, the investment strategy of the Fund has not changed nor has the investment strategy of the managed accounts making up of the Composite changed.  The Fund, as it has been managed, would have complied with the newly added policies.  The managed accounts within the Composite have been and continue to be managed with the same objective, strategy and policies as the Fund. Furthermore, the Composite has had a corresponding name change and is now the Innealta Capital Global All Asset Opportunity Conservative Composite.  The Registrant confirms that the Prospectus will be revised to reflect this change.  Accordingly, the Registrant believes that the Composite continues to be an appropriate benchmark for the Fund and that the performance shown continues to be relevant.

Shareholder Information—Share Price

Comment #10

Please amend this disclosure to clarify that the NAV may be determined earlier than 4:00 p.m. on those occasions where the NYSE closes early for unanticipated reasons.

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Response #10

The Registrant has revised the disclosure as follows in response to your comment:

The net asset value (“NAV”) and offering price (NAV plus any applicable sales charges) of each class of shares is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business, however the NAV may be determined earlier than 4:00 p.m. on those occasions where the NYSE closes early for unanticipated reasons.

Financial Highlights

Comment #11

Please confirm that the financial highlights for the 6 months ended June 30 will be included in the 485(b) filing.

Response #11

The Registrant confirms that the financial highlights for the 6 months ended June 30 will be included in the 485(b) filing.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #12

Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response #12

The Registrant so confirms.

Comment #13

Under the heading, “Options, Futures and Other Strategies,” you state “the Fund may purchase and sell or invest in ETFs in the U.S. or abroad that provide exposure to futures contracts, put and call options, forward contracts, swaps and options on securities, futures, broadly-based stock indices and currencies (collectively, “Financial Instruments”).”  Please add disclosure to the general sub-section detailing that the Fund will be investing in derivatives directly and not indirectly through ETFs. Assess whether such direct derivative disclosure warrants adding commensurate risk and strategies disclosure to the Prospectus.  For example, see disclosure on B-11, if that is true this disclosure needs to be expanded to reflect direct investments in derivatives.

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Response #13

The Registrant confirms that the Fund will not be investing in derivatives directly and that the Fund will only gain exposure to derivatives through its investments in ETFs.  The Registrant has revised the disclosure below to clarify this point.

Options, Futures and Other Strategies

General.  As described herein, the Fund may purchase and sell or invest in ETFs in the U.S. or abroad that provide exposure to futures contracts, put and call options, forward contracts, swaps and options on securities, futures, broadly-based stock indices and currencies (collectively, “Financial Instruments”) as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund’s position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the “CFTC”).  In addition, an ETF’s ability to use Financial Instruments will be limited by tax considerations.  Pursuant to a claim for exemption filed with the National Futures Association on behalf of an underlying ETF, an ETF is not deemed to be a commodity pool operator or a commodity pool under the Commodity Exchange Act and is not subject to registration or regulation as such under the Commodity Exchange Act.  In addition to the instruments, strategies and risks described below and in the Prospectus, the ETF’s adviser may discover additional opportunities in connection with Financial Instruments and other similar or related techniques.  These new opportunities may become available as the adviser develop new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed.  The adviser may utilize these opportunities to the extent that they are consistent with the ETF’s investment objective and permitted by the ETF’s investment limitations and applicable regulatory authorities.  The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Special Risks.  The use of Financial Instruments involves special considerations and risks, certain of which are described below.  Risks pertaining to particular Financial Instruments are described in the sections that follow.

(1)

Successful use of most Financial Instruments depends upon the adviser’s ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities.  The ordinary spreads between prices in the cash and futures markets, due to the differences in the natures of those markets, are subject to distortion.  Due

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to the possibility of distortion, a correct forecast of stock market trends by the Adviser may still not result in a successful transaction.  The adviser may be incorrect in their expectations as to the extent of market movements or the time span within which the movements take place, which, thus, may result in the strategy being unsuccessful.

(2)

Options and futures prices can diverge from the prices of their underlying instruments.  Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices the same way.  Imperfect or no correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded and from imposition of daily price fluctuation limits or trading halts.

(3)

As described below, an ETF might be required to maintain assets as “cover,” maintain segregated accounts or make margin payments when it takes positions in Financial Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options).  If the ETF were unable to close out its positions in such Financial Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured.  These requirements might impair the ETF’s ability to sell a portfolio security or make an investment when it would otherwise be favorable to do so or require that the ETF sell a portfolio security at a disadvantageous time.  The ETF’s ability to close out a position in a Financial Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the “counter-party”) to enter into a transaction closing out the position.  Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the ETF.

(4)

Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular instrument at a particular time or due to losses from premiums paid by the ETF on options transactions.

Cover.  Transactions using Financial Instruments, other than purchased options, expose the ETF to an obligation to another party.  The ETF will not enter into any such transactions unless it owns either (1) an offsetting (“covered”) position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above.  The ETF will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so

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require, set aside cash or liquid assets in an account with its Custodian, or another approved custodian, in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets.  As a result, the commitment of a large portion of the ETF’s assets to cover accounts could impede portfolio management or the ETF’s ability to meet redemption requests or other current obligations.

Options.  The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions.  Options that expire unexercised have no value.  Options currently are traded on the Chicago Board Options Exchange, the NYSE Amex Options exchange and other exchanges, as well as the OTC markets.

By buying a call option on a security, the ETF has the right, in return for the premium paid, to buy the security underlying the option at the exercise price.  By writing (selling) a call option and receiving a premium, the ETF becomes obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised.  By buying a put option, the ETF has the right, in return for the premium, to sell the security underlying the option at the exercise price.  By writing a put option, the ETF becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because options premiums paid or received by the ETF are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The ETF may effectively terminate its right or obligation under an option by entering into a closing transaction.  For example, the ETF may terminate its obligation under a call or put option that it had written, by purchasing an identical call or put option.  This is known as a closing purchase transaction.  Conversely, the ETF may terminate a position in a put or call option it had purchased by writing an identical put or call option.  This is known as a closing sale transaction.  Closing transactions permit the ETF to realize profits or limit losses on an option position prior to its exercise or expiration.

Risks of Options on Securities.  Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction.  In contrast, OTC options are contracts between the ETF and its counter-party (usually a securities dealer or a bank) with no clearing organization

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guarantee.  Thus, when the ETF purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option.  Failure by the counter-party to do so would result in the loss of any premium paid by the ETF as well as the loss of any expected benefit of the transaction.

The ETF’s ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market.  However, there can be no assurance that such a market will exist at any particular time.  Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists.  There can be no assurance that the ETF will in fact be able to close out an OTC option position at a favorable price prior to expiration.  In the event of insolvency of the counter-party, the ETF might be unable to close out an OTC option position at any time prior to its expiration.

If the ETF were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit.  The inability to enter into a closing purchase transaction for a covered call option written by the ETF could cause material losses because the ETF would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Options on Indices.  An index fluctuates with changes in the market values of the securities included in the index.  Options on indices give the holder the right to receive an amount of cash upon exercise of the option.  Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option.  Some stock index options are based on a broad market index such as the S&P 500 Index, the NYSE Composite Index or the NYSE Arca Major Market Index or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index.

Each of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers).  Under these limitations, option positions of all investment companies advised by the Adviser are combined for purposes of these limits.  Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions.  These positions limits may restrict the number of listed options that the ETF may buy or sell.

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Puts and calls on indices are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts.  When the ETF writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the ETF an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call.  The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple (“multiplier”), which determines the total value for each point of such difference.  When the ETF buys a call on an index, it pays a premium and has the same rights to such call as are indicated above.  When the ETF buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the ETF’s exercise of the put, to deliver to the ETF an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls.  When the ETF writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the ETF to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

Risks of Options on Indices.  If the ETF has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change.  If such a change causes the exercised option to fall out-of-the-money, the ETF will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

OTC Options.  Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract.  While this type of arrangement allows the ETF great flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.

Futures Contracts and Options on Futures Contracts.  A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the specified security on the expiration date of the contract.  An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the

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agreement is made.  No physical delivery of the underlying securities in the index is made.

When the ETF writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time during the term of the option.  If the ETF writes a call, it assumes a short futures position.  If it writes a put, it assumes a long futures position.  When the ETF purchases an option on a futures contract, it acquires the right in return for the premium it pays to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Whether the ETF realizes a gain or loss from futures activities depends upon movements in the underlying security or index.  The extent of the ETF’s loss from an unhedged short position in futures contracts or from writing unhedged call options on futures contracts is potentially unlimited.  The ETF only purchases and sells futures contracts and options on futures contracts that are traded on a U.S. exchange or board of trade.

No price is paid upon entering into a futures contract.  Instead, at the inception of a futures contract the ETF is required to deposit “initial margin” in an amount generally equal to 10% or less of the contract value.  Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules.  Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the ETF at the termination of the transaction if all contractual obligations have been satisfied.  Under certain circumstances, such as periods of high volatility, the ETF may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent “variation margin” payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as “marking-to-market.”  Variation margin does not involve borrowing, but rather represents a daily settlement of the ETF’s obligations to or from a futures commission merchant.  When the ETF purchases an option on a futures contract, the premium paid plus transaction costs is all that is at risk.  In contrast, when the ETF purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements.  If the ETF has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

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Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions in options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold.  Positions in futures and options on futures contracts may be closed only on an exchange or board of trade that provides a secondary market.  However, there can be no assurance that a liquid secondary market will exist for a particular contract at a particular time.  In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract can vary from the previous day’s settlement price. Once that limit is reached, no trades may be made that day at a price beyond the limit.  Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the ETF were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses.  The ETF would continue to be subject to market risk with respect to the position.  In addition, except in the case of purchased options, the ETF would continue to be required to make daily variation margin payments and might be required to maintain cash or liquid assets in an account.

Risks of Futures Contracts and Options Thereon.  The ordinary spreads between prices in the cash and futures markets (including the options on futures markets), due to differences in the natures of those markets, are subject to the following factors, which may create distortions.  First, all participants in the futures market are subject to margin deposit and maintenance requirements.  Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationships between the cash and futures markets.  Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery.  To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion.  Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market.  Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

Combined Positions.  The ETF may purchase and write options in combination with each other.  For example, the ETF may purchase a put option and write a call option on the same underlying instrument, in order to construct a combined position whose risk and return characteristics are similar to selling a futures

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contract.  Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase.  Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Comment #14

On page B-6, you state, “The following securities are considered to be illiquid: repurchase agreements and reverse repurchase agreements maturing in more than seven days, non-publicly offered securities and restricted securities.”  Further, on page B-16 you state, “This limitation does not preclude the ETF from entering into reverse repurchase transactions, provided that the Fund has an asset coverage of 300% for all borrowings and repurchase commitments of the Fund pursuant to reverse repurchase transactions.”  Please disclose that reverse repurchase transactions constitute borrowings and disclose leveraging as a related risk.

Response #14

The Registrant has revised its disclosure regarding “Borrowing” to make reference to reverse repurchase agreements and leveraging as a risk.  Please see the revised disclosure below.

Borrowing. The Fund is permitted to borrow money up to one-third of the value of its total assets. Borrowing is a speculative technique that increases both investment opportunity and a Fund’s ability to achieve greater diversification. However, it also increases investment risk. Because the Fund’s investments will fluctuate in value, whereas the interest obligations on borrowed funds may be fixed, during times of borrowing, the Fund’s net asset value may tend to increase more when its investments increase in value, and decrease more when its investments decrease in value. In addition, interest costs on borrowings may fluctuate with changing market interest rates and may partially offset or exceed the return earned on the borrowed funds. Also, during times of borrowing under adverse market conditions, the Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.

Borrowing has a leveraging effect because it tends to exaggerate the effect on a Fund’s net asset value (“NAV”) per share of any changes in the market value of its portfolio securities. Money borrowed will be subject to interest costs and other fees, which may or may not be recovered by earnings on the securities purchased. The Fund also may be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. Unless the appreciation and income, if any, on assets

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December 23, 2014

acquired with borrowed funds exceed the costs of borrowing, the use of leverage will diminish the investment performance of a fund compared with what it would have been without leverage.

The SEC takes the position that other transactions that have a leveraging effect on the capital structure of a fund can be viewed as constituting a form of “senior security” of the fund for purposes of the 1940 Act. These transactions may include reverse repurchase transactions and other trading practices that have a leveraging effect on the capital structure of a fund or may be viewed as economically equivalent to borrowing. A borrowing transaction will not be considered to constitute the issuance of a “senior security” by the Fund if the Fund (1) maintains an offsetting financial position, (2) maintains liquid assets in a sufficient value to cover the Fund’s potential obligation under the borrowing transaction not offset or covered as provided in (1) and (3), or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance (collectively, “covers” the transaction). The value of the Fund’s holdings in such instruments are marked-to-market daily to ensure proper coverage. The Fund may have to buy or sell a security at a disadvantageous time or price in order to cover such transaction. In addition, assets being maintained to cover such transactions may not be available to satisfy redemptions or for other purposes or obligations.

While the Fund’s fundamental investment restriction would not restrict the Fund from entering into reverse repurchase transactions subject to the limitations described, the Fund does not intend to enter into reverse repurchase agreements.  The Fund may have exposure to such agreements, however, through its investments in ETFs.

Financial Statements

Comment #15

Registrant should also include June 30 financial statements pursuant to Article 3-18 of Reg. SX since the December 31, 2013 financial statements are now stale.

Response #15

The Registrant confirms that the financial statements for the 6 months ended June 30 will be included in the 485(b) filing.

Part C

Comment #16

Please include updated auditors consent dated within 5 days of the filing date, the registrant cannot incorporate the previous consent by reference.

U.S. Securities and Exchange Commission

December 23, 2014

Response #16

The Registrants confirm that the 485(b) filing will include updated auditors consent dated within 5 days of the filing date.

The Registrant has authorized Alston & Bird LLP to convey to you that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum